

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 27, 2010

Ms. Meg A. Gentle
Senior Vice President & Chief Financial Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 800
Houston, Texas 77002

      Re: Cheniere Energy, Inc.
             Form 10-Q for the Fiscal Quarter Ended September 30, 2009
             Filed November 6, 2009
             Response Letter Dated December 18, 2009
             File No. 001-16383

Dear Ms. Gentle:

      We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Summary of Critical Accounting Policies and Estimates, page 33

LNG and Natural Gas Marketing, page 33

1.   We have considered your response to prior comment number two and note you have concluded that all of the activities in your LNG and natural gas marketing business are energy trading and risk management activities for trading purposes as contemplated by EITF 02-3. Based on your assessment, please provide disclosure in future filings to address each of the disclosure requirements referenced in paragraph 10 of EITF 02-3 or otherwise advise how you have complied with this guidance. In your response to this comment, please provide us with a sample of your intended disclosure.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief